Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
August 4, 2006
LJ INTERNATIONAL TO EXPLORE STRATEGIC
ALTERNATIVES TO BOOST SHAREHOLDER VALUE
Company Hires Advisor for Possible Sale of Minority
Stake and/or Spin-Off of ENZO Retail Division
HONG KONG and LOS ANGELES, August 4, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced at its Annual Meeting that it has begun exploring various strategic alternatives designed to enhance shareholder value. These alternatives include the potential sale of a minority stake in the Company to a strategic partner and/or the spin-off of its ENZO Retail Division as its own initial public offering (IPO) to be traded on a U.S. exchange. The Company announced that it has hired a strategic advisory firm to assist in the process.
“Today’s announcement clearly reflects our Board of Directors’ belief that LJI has the ability to significantly enhance shareholder value by fully leveraging the true potential of our wholesale and retail businesses,” said Yu Chuan Yih, Chairman and CEO of LJ International. “As a result, we are currently exploring a number of new strategic alternatives in order to fully capitalize on a number of current record corporate growth trends, including record demand for LJI jewelry products worldwide and the potential, and still mostly untapped, jewelry market in China following the country’s entry into the World Trade Organization (WTO). Our ability to easily attract significant capital through the potential spin-off of ENZO or the sale of a minority stake in LJI to a strategic industry partner is a testament to the strength of our brand name and outstanding financial and operational track record. Such alternatives, if implemented, should accelerate our already robust expansion in the U.S. and China, likely increase our overall growth rate, improve margins and further solidify our position as the largest and fastest-growing foreign jewelry chain in China.”
Potential Spin-Off of ENZO
The Company noted that one possible option, the spin-off of ENZO in the form of an IPO, would enable investors to profit directly from the retail chain’s rapid growth in East Asia. Founded less than two years ago, ENZO now has over 32 stores across China, Hong Kong and Macau. Thirteen of its stores already have achieved profitability at the store level (nearly six months ahead of schedule) with the entire ENZO Division expected to reach profitability during 2007. ENZO revenues have consistently exceeded all internal and external expectations, with revenues totaling $2.5 million in all of 2005 and $1.76 million in the first quarter of 2006 alone.
In making today’s announcement, the Company stated that there can be no assurance that the exploration of strategic alternatives will result in any transaction. The Company does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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